Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant: The Southern Company (SO)
Name of person relying on exemption: John Chevedden, SO Shareholder since 2012
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote Against David Grain, Chair of The Southern Company (SO) Governance Committee, to Incentivize Mr. Grain to Do His Job

Mr. David Grain shares responsibility for the heartbreaking failure of the 2024 SO proposal for a simple majority vote standard at SO as a member and most recently as the Chair of the SO Governance Committee.

The 2024 SO proposal received 66.47% support from all SO shares outstanding and this was a heartbreaking failure since it narrowly missed the 66.67% support from all shares outstanding that it needed. It would seem that the slightest extra effort by Mr. Grain to get out the SO shareholder vote would have pushed the 2024 SO proposal over the top to victory.

The fact that Mr. Grain did not already make arrangements to potentially adjoin the 2025 annual meeting to obtain the required votes, if necessary, shows that Mr. Grain is asleep at the wheel and needs a wake-up call.

Voting against Mr. Grain will send a message that SO shareholders expect Mr. Grain to put in more effort to get out the SO shareholder vote before the 2025 SO annual meeting so that this important proposal topic is finally adopted. Adoption is 12-years overdue as SO shareholders have given majority support to this important proposal topic 7-times since 2013.